September 28, 2007

Mr. James Allegretto
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

RE: Entergy Corporation and Subsidiaries
        Form 10-K for the Fiscal Year Ended December 31, 2006
        Filed March 1, 2007
        File No. 1-11299

Dear Mr. Allegretto:

Following are Entergy's responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Mr. J. Wayne Leonard dated September 14, 2007. For the convenience of the Staff, each of the Staff's comments is reproduced and is followed by the corresponding response of Entergy.

Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Financial Statements, page 55

Note 2. Rate and Regulatory Matters, page 66

Comment 1: Please supplementally explain to us what the regulatory asset described as "depreciation re-direct" represents. Please be detailed in your response.

Entergy's Response:

In conjunction with electric utility industry restructuring activity in Texas, regulatory mechanisms were established to mitigate potential stranded costs. In part this was accomplished by Texas restructuring legislation that allowed depreciation on transmission and distribution assets (for which rates will remain cost-based) to be directed toward generation assets (which must sell into the market under retail open access). Pursuant to this legislation, during 1999-2001 Entergy Gulf States redirected depreciation as it was incurred on transmission and distribution assets to its generation assets. Entergy Gulf States recorded a regulatory asset for the re-directed transmission and distribution depreciation expense because under Texas law it is allowed full recovery in future cost-based rates.

Information regarding the status of Texas electric utility industry restructuring activity can be found in Note 2 to the financial statements under the heading Electric Industry Restructuring.

Comment 2: It is not clear from the presented disclosure whether you are earning a return on all your regulatory assets. To the extent you are not earning a return, please provide the disclosures required in paragraph 20 of SFAS 71.

Entergy's Response:

Entergy refers the Staff to disclosure included in Note 1 to the financial statements under the heading Application of SFAS 71, which states that "[a] significant majority of Entergy's regulatory assets, net of related regulatory and deferred tax liabilities, earn a return on investment during their recovery periods, or Entergy expects that they will earn a return."

Paragraph 20 of SFAS 71 requires two items of disclosure. The first, the remaining amount of the asset, is disclosed for each regulatory asset on the face of the regulatory asset table in Note 2. The second, the remaining recovery period, is explicitly disclosed in the table when a definite recovery period has been stated and approved by regulators. In other instances, the method or timing of recovery, or both, is stated in the table. In addition, the disclosure included in each of the Notes cross-referenced in the table provides additional information regarding the regulatory asset.

In light of the Staff's comment, however, Entergy will improve the disclosure in the regulatory assets table in future filings by including more recovery period and return on investment information in the table itself, with less reliance on cross-references to provide full disclosure for that information.

Note 7. Common Equity, page 108

Retained Earnings and Dividend Restrictions, page 108

Comment 3: Please supplementally confirm that the thresholds contained in Schedule I of Rule 5-04 of Regulation S-X have not been met such that condensed financial information of Entergy Corporation on a stand alone basis would be required.

Entergy's Response:

Entergy Corporation's consolidated net assets total $8.2 billion as of December 31, 2006, 25% of which is $2.05 billion. The restricted net assets of Entergy Corporation's consolidated subsidiaries do not exceed $2.05 billion. As of December 31, 2006, the dividend restrictions described in Note 7 total $518 million, and Entergy's consolidated subsidiaries did not have other significant restrictions on their ability either to make loans or advances or to pay dividends to Entergy Corporation.

Item 9A. Controls and Procedures, page 343

Comment 4: Please revise to disclose whether there were any changes in your internal control over financial reporting during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to item 308(c) of Regulation S-K. Please supplementally tell us whether there were any changes that occurred during fiscal year 2006 or in subsequent periods that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Entergy's Response:

Entergy did not identify any changes that occurred during fiscal year 2006 or in the first two quarters of 2007 that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, and does not expect to identify any such changes as having occurred in the third quarter 2007. Entergy believes that its disclosure practice regarding this subject is in compliance with item 308(c) of Regulation S-K, which requires a registrant to "[d]isclose any change" identified that materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Item 308(c) of Regulation S-K does not state that a registrant must disclose whether a change was identified that materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. Nevertheless, in light of the Staff's comment and the practice of several of our peers regarding this issue, Entergy will in future filings affirmatively state, when applicable, that it has not identified a change that materially affected, or is reasonably likely to materially affect, its internal control over financial reporting during the most recent quarter.

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In making this response, Entergy acknowledges that:

  Entergy is responsible for the adequacy and accuracy of the disclosure in Entergy's 2006 Form 10-K;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Entergy's 2006 Form 10-K; and
  Entergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (504) 576-2517 or Paul Ory at (504) 576-4482.

Sincerely,

/s/ Theodore H. Bunting, Jr.

Theodore H. Bunting, Jr.
Senior Vice President and Chief Accounting Officer

Cc:   J. Wayne Leonard
        Leo P. Denault
        Steven V. Wilkinson
        William P. Graf (Deloitte & Touche)